

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

Via E-mail
Nand Khanna, CEO
Sonasoft Corp.
2150 Trade Zone Blvd., Suite 203
San Jose, CA 95131

> **Re: Sonasoft Corp**
> **Form 1-A**
> **Filed August 13, 2012**
> **File No. 024-10327**

Dear Mr. Khanna:

Our preliminary review of your offering statement indicates that it fails in material respects to comply with the requirements of Regulation A and Form 1-A. We will not perform a detailed examination of the offering statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, we note the following deficiency:

1.   Your financial statements do not meet the requirements under Part F/S of Regulation A. In this regard, considering your financial statements should be prepared in accordance with generally accepted accounting principles in the United States, you should include footnote disclosures as required by ASC 235. In addition, you should include footnote disclosures as required by other specific U.S. GAAP Standards, as applicable (i.e. ASC 840-10-50, ASC 718-10-50, etc.) Please update your disclosures accordingly.

If you were to request acceleration of the qualification date of the offering statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Please contact Allicia Lam, Attorney Advisor, at (202) 551-3316 or, in her absence, the undersigned at (202) 551-3456 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: <u>Via E-Mail</u>
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin LLP